SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                              ___________________

                                 SCHEDULE 13G

                INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND13d-2
		    UNDER THE SECURITIES EXCHANGE ACT OF 1934

				(Amendment No. 2)

				CORNELL COMPANIES, INC.
				   (Name of Issuer)


			  Common Stock, $.001 Par Value
			   Title of Class of Securities)


				    219141108
				  (CUSIP Number)

January 31, 2002


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]  Rule 13d-1 (b)
	[X]  Rule 13d-1 (c)
	[ ]  Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D



	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton International Limited
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  o
	(b)  o
	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

WC
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES
	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY
	8
SHARED VOTING POWER
647,837
EACH
REPORTING
	9
SOLE DISPOSITIVE POWER

0
PERSON
WITH
	10	7
SHARED DISPOSITIVE POWER
647,837
	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,837
	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
	14
TYPE OF REPORTING PERSON*


CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton Equity Growth LLC  22-3682580
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  o
	(b)  o
	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

WC
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY
	8
SHARED VOTING POWER
27,024
EACH
REPORTING
	9
SOLE DISPOSITIVE POWER

0
PERSON
WITH
	10
SHARED DISPOSITIVE POWER
27,024
	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,024
	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

..2%
	14
TYPE OF REPORTING PERSON*


OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton Equity Growth (BVI) Ltd.
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  o
	(b)  o
	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

WC
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES
	7	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY
	8
SHARED VOTING POWER
123,139
EACH
REPORTING
	9
SOLE DISPOSITIVE POWER

0
PERSON
WITH
	10
SHARED DISPOSITIVE POWER
123,139
	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,139
	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1%
	14
TYPE OF REPORTING PERSON*


CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

SCHEDULE 13D

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Caxton Associates, L.L.C.  22-3430173
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  o
	(b)  o
	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

Not Applicable
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF
SHARES
	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY
	8
SHARED VOTING POWER
798,000
EACH
REPORTING
	9
SOLE DISPOSITIVE POWER

0
PERSON
WITH
	10
SHARED DISPOSITIVE POWER
798,000
	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,000
	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
	14
TYPE OF REPORTING PERSON*


CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D



	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Bruce S. Kovner
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  o
	(b)  o
	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

Not Applicable
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF
SHARES
	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY
	8
SHARED VOTING POWER
798,000
EACH
REPORTING
	9
SOLE DISPOSITIVE POWER

0
PERSON
WITH
	10
SHARED DISPOSITIVE POWER
798,000
	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,000
	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
	14
TYPE OF REPORTING PERSON*


IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
		Cornell Companies, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
		1700 West Loop South, Suite 1500
		Houston, TX  77027

Item 2 (a).	Name of Person Filing:
(i)   Caxton International Limited ("Caxton International")
(ii)  Caxton Equity Growth LLC ("Caxton Equity Growth")
(iii) Caxton Equity Growth (BVI) Ltd. ("Caxton Equity Growth (BVI)")
(iv) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI), and the managing member of Caxton Equity Growth (together with Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(v) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholdere of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficiary to own the securities of the Issuer owned by the Caxton Accounts.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:
(i)   The address of Caxton International is c/o Prime Management
      Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(ii) The address of Caxton Equity Growth is c/o Caxton Associates, Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(iii) The address of Caxton Equity Growth (BVI) is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(iv)  The address of Caxton Associates is Princeton Plaza, Building 2,
      731 Alexander Road, Princeton, NJ 08540.
(v)   The business address of Mr. Kovner is 667 Madison Avenue,
      New York, NY  10021.

Item 2 (c).	Citizenship:
(i)   Caxton International is a British Virgin Islands Corporation.
(ii)  Caxton Equity Growth is a Delaware limited liability company.
(iii) Caxton Equity Growth (BVI) is a British Virgin Islands Corporation.
(iv)  Caxton Associates is a Delaware limited liability company.
(v)   Mr. Kovner is a United States citizen.

Item 2 (d).	Title of Class of Securities:
		 Common Stock

Item 2 (e).	CUSIP No: 219141108


Item 3.		If this statement is filed pursuant to Sec. 240.13d-1(b)
		or 240.13d-2(b)
		or (c), check whether the person filing is a:
		Not applicable.

Item 4.		Ownership
	(a) Amount beneficially owned:

   (i) The amount of shares of Common Stock beneficially owned by Caxton International is 647,837.
   (ii) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth (BVI) is 123,139.
   (iii) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth is 27,024.
   (iv) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 798,000.
   (v) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholdere of Caxton Corporation, the manager and majority owner of Caxton Associates may also be deemed to beneficially own such shares.

(b)  Percent of Class:

   (i) Caxton International beneficially owns 5.2% of the Class of Common Stock.
   (ii) Caxton Equity Growth (BVI) beneficially 1% owns of the Class of Common Stock.
   (iii) Caxton Equity Growth beneficially owns .2% of the
	 Class of Common Stock.
   (iv) Caxton Associates is deemed to beneficially own 6.4% of the class of Common Stock.
   (v) Mr. Kovner is deemed to beneficially own 6.4% of the Class of Common Stock.

(c)  Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  647,837
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition of:  647,837

     Number of shares as to which Caxton Equity Growth (BVI) has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  123,139
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition of:  123,139

     Number of shares as to which Caxton Equity Growth has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  27,024
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition of:  27,024

     Number of shares as to which Caxton Associates has:
	(i)     Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote:  798,000
	(iii)   Sole power to dispose or to direct the disposition of:  0
	(iv)	Shared power to dispose or to direct the disposition of:  798,000

	Number of shares as to which Mr. Kovner has:
	(i)     Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote:  798,000
	(iii)   Sole power to dispose or to direct the disposition of:   0
	(iv)	Shared power to dispose or to direct the disposition of:  798,000

Item 5.	Ownership of Five Percent of Less of a Class.
	Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another
		Person.
	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Reported on the Parent Holding Company.
	Not Applicable.


Item 8.	Identification and Classification of Members of the Group.
	Not Applicable.

Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.	Certification.
	By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


January 31, 2002



CAXTON INTERNATIONAL LIMITED


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President and Secretary


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice president and Treasurer


CAXTON EQUITY GROWTH (BVI) Ltd.


By:/s/Joseph Kelley
       Name:  Joseph Kelley
       Title: Vice President


By:/s/Maxwell Quin
       Name:  Maxwell Quin
       Title: Secretary

CAXTON EQUITY GROWTH LLC

By:/s/Scott Bernstein
       Name:  Scott Bernstein
       Title: Secretary, Caxton Associates, Manager


CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact





Certification


The undersigned hereby certifies that the shares of Cornell Companies, Inc. purchased on behalf of Caxton International Limited, Caxton Equity Growth
(BVI), Caxton Equity Growth LLC were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



							/s/Anthony Scolaro
                                                        Anthony Scolaro

							/s/Ross Taylor
							Ross Taylor
Date: January 31, 2002



			JOINT ACQUISITION STATEMENT

			PURSUANT TO RULE 13d-1(k)(l)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 31, 2002			GDK, INC.

               			      By:/s/Joseph Kelly
				      Name:  Joseph Kelly
				      Title:    Vice President & Treasurer

				      By:/s/Maxwell Quin
				      Name:  Maxwell Quin
				      Title:    Vice President & Secretary


					CAXTON ASSOCIATES, L.L.C.

				      By:/s/Scott B Bernstein
				      Name:  Scott B. Bernstein
				      Title:    Secretary


			              /s/Bruce S. Kovner
   				      Bruce S. Kovner, by Scott B. Bernstein
				      as Attorney-in-Fact